

May 15, 2014

Via E-mail
Don A. Mattrick
Chief Executive Officer
Zynga Inc.
699 Eighth Street
San Francisco, CA 94103

      Re: **Zynga, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 21, 2014
              File No. 001-35375

Dear Mr. Mattrick:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 50

1. We note that changes in your estimated average life of durable virtual goods for various games resulted in revenue increases of $12.3 million and $14.1 million during fiscal 2013 and 2012. Please tell us your consideration of disclosing the effects of these changes in estimates on income from continuing operations, net income, and any related per-share amounts. We refer you to ASC 250-10-50-4.

Provision for (benefit from) income taxes, page 54

2. We note from your disclosures on page 54 that the provision for income taxes decreased by $77.8 million in the twelve months ended December 31, 2013 as compared to the same period of the prior year. We further note from your disclosures that this decrease was attributable primarily to a benefit of $12.4 million recorded in the first quarter of 2013 related to the reinstatement of the federal research and development tax credit retroactive to January 1, 2012 and a benefit of $16.3 million recorded in the second quarter related to changes in the estimated jurisdictional mix of earnings. Please reconcile the decrease in your provision for income taxes with the amounts and causes of the fluctuations included in your effective tax rate reconciliation on page 89 of the filing. In this respect, it appears from your effective tax rate reconciliation that there are other significant factors impacting the decrease in your provision for income taxes.

Lease Obligations, page 60

3. Please tell us what consideration you gave to including the liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Critical Accounting Policies and Estimates

Revenue Recognition, page 60

4. We note from your disclosures on page 46 that the average DAUs, MAUs, MUUs, MUPs and average monthly unique payer bookings declined in each consecutive quarter during fiscal 2013. Please explain how the estimated average playing period for paying players was impacted each quarter as a result of the consecutive decline in these player metrics. In this regard, tell us how you evaluated player activities in light of the substantial declines in your metrics. Explain how these declines and changes in player activity were considered when estimating the average player period for the fourth quarter of 2013 and first quarter of 2014. Indicate whether waiting 18 months to determine whether a paying player is inactive remains appropriate due to these recent declines in player activity.

Consolidated Financial Statements

Note 7. Income Taxes, page 88

5. Please provide us with a breakdown of the components included in the line-items: tax credits, tax reserve for uncertain tax positions and the change in earnings mix included in your effective tax rate reconciliation for the fiscal year ended December 31, 2013. As part of your response, tell us what consideration you gave to providing further quantitative breakdown of these line-items.   We refer you to Rule 4-08(h)(2) of

Regulation S-X. In this regard, tell us whether any other items are included in these line-items.

6. Explain why the "State income taxes – net of federal benefit" represents a significant reconciling line-item in the current year and why the amount is significantly larger than the prior periods. Further, describe the nature of the "Change in earnings mix" line-item. Indicate whether this amount has any relationship to the higher "State income taxes" reconciling line-item in the current year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, at (202) 551-3479, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief